                                                               February 16, 1999

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8145


Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated April 22, 1993 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that the balance sheet and income statement filed with this interim report reflect in all material respects the results of operations of Columbia Energy Services Corporation for the calendar quarter ended December 31, 1998.




                                     Very truly yours,

                                     COLUMBIA ENERGY SERVICES CORPORATION


                                     By: //s//J. W. Trost
                                        -----------------------------------
                                         J. W. Trost, Vice President

                      Columbia Energy Services Corporation
                                  Balance Sheet
                             As of December 31, 1998
                                     ($000)



ASSETS


                        Confidential treatment requested.

                      Columbia Energy Services Corporation
                                  Balance Sheet
                             As of December 31, 1998
                                     ($000)





CAPITALIZATION & LIABILITIES


                        Confidential treatment requested.

                      Columbia Energy Services Corporation
                                Income Statement
                        Quarter Ending December 31, 1998
                                     ($000)



Operating Revenues                                      1,220,422

Operating Expenses
      Products purchased                                1,214,385
      Operation                                            43,614
      Depreciation                                          1,662
      Other taxes                                              91
                                                        ---------

Total Operating Expenses                                1,259,752
                                                        ---------

Operating Income (Loss)                                   (39,330)
                                                        ---------


          Confidential treatment requested.